9800 Fredericksburg Road

San Antonio, Texas 78288

February 11, 2019

VIA EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	USAA Mutual Fund Trust ("Trust")
1933 Act Registration No. 033-65572
1940 Act Registration No. 811-07852

Dear Mr. Williamson:

This letter responds to comments from Jay Williamson of the U.S. Securities and Exchange Commission Staff ("Staff"), which you provided to us on February 4, 2019, regarding the Schedule 14A, preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 ("1934 Act") filed by USAA Mutual Fund Trust ("Trust") on January 22, 2019 ("Proxy Statement").

For your convenience, each of the Staff's comments on the Proxy Statement is repeated below, with the Trust's responses immediately following. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

Comments

1.Administrative Comment: Please respond to comments in writing in Edgar. If revised disclosure is requested or revisions are contemplated in response to the comments, please provide the draft disclosure with the response letter. Please allow sufficient time to review your response and resolve issues prior to filing the definitive proxy statement.

Response: Any disclosure changes made in response to a comment are reflected below and will be incorporated into the definitive proxy statement, which will be filed separately. We plan to print the definitive proxy statement on February 13, 2019, so that it can be mailed to shareholders on or about February 20, 2019. With this timeline in mind and to permit sufficient time for solicitation prior to the Meeting on April 18, 2019, we would only be able to consider any Staff reactions to this response letter if they are received by February 12, 2019.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

2.Comment: On page 2 of the Proxy Statement, we note that at an in-person meeting held on January 14-15, 2019, the Board unanimously approved the New Advisory Agreement between the Trust and Victory Capital and on November 6, 2018, USAA determined to sell its advisory business and entered into the Purchase Agreement. As a result, it appears that the Board's options were limited at the January meetings. It is unclear, for example, whether the Board was free to reject the Transaction or negotiate competing ones with other advisers. Please explain to us the Board's obligations and how they met them under the circumstances.

Response: On November 6, 2018, it was announced that USAA and Victory Capital entered into the Purchase Agreement, which contains customary conditions and requirements in order to close on the Transaction. As is customary in these types of transactions, the Trust was not a party to the Purchase Agreement and is not a participant of the Transaction. The Board does not have a duty, or the authority, to negotiate the sale of USAA's advisory business to another purchaser, nor does USAA or AMCO have an obligation to negotiate alternate purchasers of its advisory business so as to provide alternative advisers for the Board's consideration. The Board was advised by USAA that USAA had considered bids by potential purchasers other than Victory Holdings, and USAA had determined that the acquisition of its advisory business by Victory Holdings served shareholders' best interests. Pursuant to Section 15(c) of the Investment Company Act of 1940 ("1940 Act"), the Board carried out its fiduciary obligations and responsibilities by requesting and reviewing information reasonably necessary to evaluate the terms of the New Advisory Agreement. As described in the section "Board Considerations Relating to the Transaction and the New Advisory Agreement," the Board deliberated on such information and ultimately voted to approve the New Advisory Agreement. The Board was presented with the New Advisory Agreement and was "free to reject" Victory's offer of advisory services. The Board fulfilled its duties arising out of the Transaction.

3.Comment: On page 2 of the Proxy Statement, we note that the Purchase Agreement provides for an earn out adjustment of up to $150 million over four years if certain annual revenue thresholds relating to AMCO's assets under management are achieved. With the view to disclosure, please

• Tell us the specific terms of the arrangement;

• Tell us any obligations of either party in connection to or related to the adjustment; and

• Discuss any material conflicts related to the payment.

Response: Victory Holdings will make contingent payments of up to a total of U.S. $150 million over four years if Victory Holdings and its affiliates annual revenue attributable to "Non-Managed Account Revenue" (as defined in the Purchase Agreement), in each of the first four years following the closing of the Transaction, is equal to at least 80% of the "Non-Managed Account Annual Earn Out Target Revenue" (as defined in the Purchase Agreement) for such year. To achieve the maximum contingent payment for a given

Mr. Jay Williamson

U.S. Securities and Exchange Commission

year, such annual revenue must total at least 100% of the Non-Managed Account Annual Earn Out Target Revenue for such year. The obligations are limited to Victory Holdings calculating and paying the earn out amount to USAA and USAA accepting or disputing that amount. We are not aware of any material conflicts in connection with the payments.

4.Comment: With respect to the entire transaction, as well as component parts, provide us your analysis of Section 15(f) of the 1940 Act.

Response: Section 15(f) of the 1940 Act is a non-exclusive safe harbor that can protect the investment adviser to a mutual fund against claims by fund shareholders that the adviser breached its fiduciary duties by receiving a benefit due to the adviser's sale of its business relating to the rendering of investment advice to the fund.1 Thus, it is not mandatory that a mutual fund comply with Section 15(f); indeed, by its terms, Section 15(f) imposes no duty on a mutual fund or its board of trustees. Nevertheless, it is common practice in transactions like this Transaction for the seller and buyer of an investment adviser to agree to make good faith efforts to comply with the conditions of Section 15(f). The Purchase Agreement between the parent companies of AMCO and Victory Capital includes such provisions. Although the Trust and the Board do not have a duty to ensure compliance with Section 15(f), we believe that there is a reasonable likelihood that the conditions of Section 15(f) will be satisfied for the following reasons.

The first condition in Section 15(f) requires that, for a period of at least three years following the advisory contract assignment, at least 75% of the Board's members are not interested persons (as that term is defined in Section 2(a)(19) of the 1940 Act) of the current adviser (which is AMCO) or the successor adviser (which, if approved by shareholders, will be Victory Capital). The Board currently satisfies this test; and if the shareholders approve the two new Board members proposed for election in connection with the Transaction, the Board will continue to satisfy this test Post-Transaction.

The second condition in Section 15(f) requires that, for a period of at least two years following the assignment of the Funds' Existing Management Agreements with AMCO, "there is not imposed an unfair burden" on the Funds as a result of the transaction giving rise to the assignment.2 AMCO and Victory Capital have presented ample information to indicate that there will be no such unfair burden, including, for example, Victory Capital's proposal that its advisory contract fee rate schedules be at the same rates as

1In particular, Section 15(f) states in relevant part, that an "investment adviser " of a registered investment company or an affiliated person of such adviser " may receive any amount or benefit in connection with the sale of securities of, or a sale of any interest in, such investment adviser " which results in an assignment of an investment advisory contract with such company " if" certain contains are satisfied.

2For this purpose, "unfair burden" is defined by Section 15(f) to include any arrangement during that two-year period whereby, as applicable, AMCO, Victory Capital or any of their interested persons is entitled to receive any compensation, directly or indirectly, other than ordinary compensation for bona fide services.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

the current AMCO advisory contract fee rate schedules and Victory Capital's contractual commitment to cap the expense ratios of the Funds as described in more detail in the Proxy Statement.

5.Comment: Without limiting the generality of the previous comment, please explain to us the types of actions covered by Section 2.9 of the Purchase Agreement and whether it is industry standard. In this respect, we are concerned whether this provision can be construed to limit the adviser's ability to lower fees. Similarly, it is unclear whether the phrase "managed in the good faith discretion of Buyer" operates as a fiduciary out, for purposes of, for example, Section 36 of the 1940 Act. Lastly, it is unclear how anti- trust laws apply to this sort of provision.

•Please clarify whether the board considered Section 2.9 in approving the New Advisory Agreement. If so, please revise to disclose that they considered it and what they concluded. If not, please explain why not.

•In responding to these prior comments, please provide sufficient legal and factual analysis to enable us to follow your response.

Response: The inclusion of a provision, like Section 2.9 of the Purchase Agreement, committing a buyer not to act in a manner so as to frustrate, avoid, or reduce its obligation to make earn-out payments is a customary provision included in purchase agreements involving the sale of an investment adviser. The provision is intended to broadly address concerns that, for example, a buyer could manipulate the timing of receipt of revenues or use accounting methods to lower recognized revenues and thereby eliminate or lower earn out payments.

We believe that Victory Capital's obligations under Section 2.9 are not inconsistent with its fiduciary obligations under Section 36(b) of the 1940 Act. Section 36(b) provides, in relevant part, that "the investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature." In order to violate Section 36(b), the standard, established in Gartenburg v. Merrill Lynch Asset Management, Inc., 694 F. 2d 923 (2d Cir. 1982), and accepted by the Supreme Court in Jones v. Harris Associates L.P., 130 S. Ct. 1418 (2010), is that "the adviser-manager must not charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." The advisory fee rates under the New Advisory Agreement were reviewed and approved by the Board after careful consideration consistent with the Board's duties under Section 15(c) of the 1940 Act. We also do not believe that Section 2.9 could reasonably be construed as a "fiduciary out" with respect to Victory Capital's obligations under Section 36(b). An investment adviser's fiduciary obligations to a fund under that section, which are imposed by statute, cannot be modified or eliminated by contract, and especially not by a contract to which the fund is not a party.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

We are not aware of any anti-trust law issues raised by Section 2.9. In this regard, we note that the Transaction itself has received Hart-Scott-Rodino approval.

In connection with the Independent Trustees' requests for information relating to the Transaction and the Purchase Agreement, Victory Capital provided the Board and the independent counsel to the Independent Trustees with, among other information, a summary of the terms of the Purchase Agreement and a copy of the Purchase Agreement, which was filed with the SEC. In addition, various Victory Capital senior management personnel were present at Board meetings to answer any questions from the Board. Apart from meetings of the full Board, the Independent Trustees met separately with their counsel. The Adviser is not privy to those discussions as those meetings are confidential. The full Board did not explicitly discuss Section 2.9 during its deliberations relating to the New Advisory Agreement at the minuted meetings of the full Board. Regardless of the specific factors that the Board considered within its business judgement as material to their evaluation of the New Advisory Agreement, it is clear that the terms of the Purchase Agreement were part of the total mix of information considered by the Board.

6.Comment: Please explain to us what Section 2.10 of the Purchase Agreement addressing "Managed Money Revenue Share Payments" means in plain English. If this arrangement creates a potential conflict of interest, please revise your disclosure accordingly.

Response: For two years after closing of the Transaction, IMCO has committed to continue to make certain Funds available in UMP Accounts, subject to IMCO's fiduciary duties. In exchange for this commitment, Victory Holdings has agreed to pay USAA certain specified amounts out of Victory Holdings' own profits. Those payments will equal eight basis points of the weighted average daily net asset value of the portion of each Fund owned by UMP Accounts.

Each year, Victory Holdings will provide USAA its calculation of the payment and supporting documentation. The Purchase Agreement specifies the method of payment and provides a mechanism for resolving any disputes between the parties.

We are not aware of a potential conflict of interest in connection with this arrangement.

7.Comment: On page six of the Proxy Statement under, "Will the advisory fee rate and other expenses of the Funds change?" please clarify the phrase, "subject to the lesser of any operating expense limitation in effect at the time of: (1) the original waiver or expense reimbursement; or (2) recoupment."

Response: The ELA between the Funds and Victory Capital provides that Victory Capital may not recoup any amounts previously waived or reimbursed with respect to a Fund if the amounts sought to be recouped

Mr. Jay Williamson

U.S. Securities and Exchange Commission

would cause the Fund's operating expenses to exceed (1) the Fund's expense limitation then in effect or

(2)the expense limitation in place at the time of the original waiver or reimbursement. The purpose of this provision is to prevent Victory Capital from overreaching by later raising the level of a current contractual waiver to permit it to recoup previously waived fees.

8.Comment: On page six of the Proxy Statement, we note your statement that "no performance fee adjustment (positive or negative) will be made to the amount payable to Victory Capital for the first 12 months as adviser to those Funds whose advisory fee rates include a performance adjustment, even if such adjustment would have been made had AMCO continued as the investment adviser." You further state that "the Fund may pay a higher or lower advisory fee during the first 12 months of the New Advisory Agreement than it would have paid under the Existing Multi-Fund Agreement had AMCO continued as the investment adviser." We are concerned with this disclosure, in that as much as the performance calculation and look-back period are crucial aspects of the "fulcrum fee," the "re-start" of the performance period may result in higher fees to investors. With a view to disclosures please,

• Explain the business and legal reasons behind the change;

• Discuss how the change is consistent with Section 205 of the Investment Advisers Act of 1940 ("Advisers Act") and Rules 205-1 and 205-2 thereunder;

• Explain why earlier disclosure that the new advisory fee rate will be the same as the current advisory fee rates is appropriate. Discuss in quantified terms as necessary and cite any Funds that are likely to pay higher advisory fees than they would have had paid had AMCO continued as adviser. This discussion should identify the Fund, address its performance, current fees (bps and total), as well as the potential impact of ignoring the 12-month period using reasonable assumptions; and

• Tell us the factors considered by Victory Capital and the Board in concluding this aspect of the New Advisory Agreement was fair to investors and consistent with applicable Staff guidance, including if appropriate, consideration of ICA Rel. 7113 (April 6, 1972) as it relates to performance fee transition periods. In this respect, please describe why you are treating this as a new arrangement as opposed to a continuation of a prior one.

Response: Victory Capital and AMCO would prefer that the current performance adjustment calculations continue without interruption under the New Advisory Agreement, without a re-start of the performance period and without waiting 12 months before performance adjustments could be made. However, we are concerned that such a result is not permissible under applicable SEC guidance for the following reasons.

The sale of AMCO will result in the termination of the Existing Management Agreements for each Fund; and if approved, the Trust (on behalf of each Fund) will enter into a new contract with a different legal entity (Victory Capital) that has different owners and, for certain Funds, different portfolio managers. In 1940 Act Release No. 7113 (April 6, 1972) (the "1972 Release"), the SEC stated that, when a new advisory contract contains fulcrum fee arrangements, performance calculations cannot include performance that

Mr. Jay Williamson

U.S. Securities and Exchange Commission

occurred prior to the contract's effectiveness.3 That 1972 Release also stated that any new advisory contract should provide for an initial period of at least one year before any performance adjustment would be assessed because such an "interval minimizes the possibility that payments will be based upon random or short-term fluctuations." Thus, it appears that there will be a "new arrangement" because there will be a new contract with a new adviser. 4

Neither the 1972 Release nor any other guidance or regulation that we are aware of appears directly to address a situation where an existing advisory contract with a performance adjustment is superseded by a contract with a different investment adviser containing the same performance adjustment. We believe there are strong policy arguments that support the continued assessment of performance adjustments for the Funds without a one-year interruption. However, we are reluctant to take such an approach in light of the 1972 Release, unless the Staff advises us that such an uninterrupted adjustment approach is permissible.

The proposed new fulcrum fee arrangements (performance adjustments) are fully consistent with Section 205 of the Advisers Act and Rules 205-1 and 205-2 thereunder. In relevant part, Section 205(b)(2) provides that any performance fee charged by a mutual fund must be calculated over a specified period of time and increase and decrease proportionately with the investment performance of the fund over a specified period in relation to an appropriate benchmark index. Rules 205-1 and 205-2 provide guidance as to the meanings of "investment performance" and "specified period" for these purposes. We have identified no aspect of these provisions that are inconsistent with the performance adjustments in the proposed New Advisory Agreement. Indeed, Section 205 and Rules 205-1 and 205-2 contain no provisions that address the transition from a terminated advisory contract that had fulcrum fee provisions to a new advisory fee contract that also has fulcrum fee provisions.

The Proxy Statement disclosure relating to the absence of any change in advisory fee rates is accurate. In terms of basis points, the base advisory fee rates, and schedule of performance adjustments under the New Advisory Agreement are identical to the base advisory fee rates and performance adjustments in the Funds' Existing Management Agreements. The dollar amounts that actually would be paid under the New Advisory Agreement may differ from what they would have been under the Existing Management Agreements because, as discussed above, the performance adjustment period will start anew once the New Advisory

3In particular, the SEC stated as follows: "[e]lementary fiduciary standards require that performance compensation be based only upon results obtained after such contracts take effect. In other words, a performance fee contract may be instituted on a prospective basis only."

4We recognize that the 1972 Release provides guidance for how a mutual fund should deal with transition in which an advisory contract containing fulcrum fee arrangements is being terminated. However, that guidance only applies if the terminated contract is replaced with a contract with the same investment adviser. In particular, this transition guidance only applies "if a contract containing an investment company performance fee arrangement is cancelled before its expiration date and the same adviser is rehired under a straight percentage of assets contract." (Emphasis added.)

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Agreement is effective. We note that it is impossible to predict the amount of any actual future differences in the fees to be paid under the New Advisory Agreement as compared to the fees that would have been paid under the Existing Management Agreements. This is because it is impossible to predict now the actual post-closing performance of the Funds, let alone predict what the performance would have been had AMCO continued as the adviser. However, to address the Staff's request for additional disclosure along these lines, the Funds will add a chart to the Proxy Statement that identifies, on a Fund-by-Fund basis (as applicable), the amount of the net positive or negative performance fee adjustment (per share class) of each applicable Fund for each Fund's fiscal year end, as shown below. The chart is intended to convey to shareholders a sense of the potential impact of the "re-start" to the performance fee adjustments under the New Advisory Agreement.

Performance Adjustment

As of 2018 Fiscal Year Ends

	Performance Adjustment $	Performance Adjustment %
FYE 3/31/2018
Global Equity Income-Retail	$(15,473)	-0.016%
Global Equity Income-Institutional	$(1,305)	-0.024%
Tax Exempt Long-Term-Retail	$(317,715)	-0.013%
Tax Exempt Long-Term-Adviser	$(3,995)	-0.043%
Tax Exempt Intermediate-Term-Retail	$986,046	0.022%
Tax Exempt Intermediate-Term-Adviser	$(2,512)	-0.008%
Tax Exempt Short-Term-Retail	$-	0.000%
Tax Exempt Short-Term-Adviser	$(2,085)	-0.010%
California Bond-Retail	$(182,123)	-0.027%
California Bond-Adviser	$(3,235)	-0.045%
New York Bond-Retail	$(85,647)	-0.040%
New York Bond-Adviser	$(2,740)	-0.046%
Virginia Bond-Retail	$152,612	0.023%
Virginia Bond-Adviser	$231	0.001%

FYE 5/31/2018
Emerging Markets-Retail	$(66,577)	-0.016%
Emerging Markets-Institutional	$(80,875)	-0.013%
Emerging Markets-Adviser	$(888)	-0.016%
Government Securities-Retail	$14,061	0.004%
Government Securities-Institutional	$1,615	0.001%
Government Securities-Adviser	$(1,921)	-0.036%
Government Securities-R6	$(42)	-0.001%
Growth and Tax Strategy	$34,617	0.008%
International-Retail	$280,830	0.015%

Mr. Jay Williamson

U.S. Securities and Exchange Commission

International-Institutional	$315,153	0.013%
International-Adviser	$233	0.003%
Precious Metals and Minerals-Retail	$(235,120)	-0.042%
Precious Metals and Minerals-Institutional	$(21,057)	-0.457%
Precious Metals and Minerals-Adviser	$(6,344)	-0.038%
World Growth-Retail	$117,996	0.009%
World Growth-Institutional	$328	0.002%
World Growth-Adviser	$-	0.000%

FYE 7/31/2018
Aggressive Growth-Retail	$-	0.000%
Aggressive Growth-Institutional	$-	0.000%
Capital Growth-Retail	$305,194	0.034%
Capital Growth-Institutional	$1,628	0.023%
Growth-Retail	$245,588	0.016%
Growth-Institutional	$200,157	0.014%
Growth & Income-Retail	$-	0.000%
Growth & Income-Institutional	$2,945	0.002%
Growth & Income-Adviser	$-	0.000%
High Income-Retail	$(206,753)	-0.017%
High Income-Institutional	$(109,335)	-0.011%
High Income-Adviser	$(3,715)	-0.037%
High Income-R6	$(212)	-0.004%
Income-Retail	$26,370	0.001%
Income-Institutional	$230,742	0.006%
Income-Adviser	$(39,272)	-0.033%
Income-R6	$81	0.001%
Income Stock-Retail	$-	0.000%
Income Stock-Institutional	$-	0.000%
Income Stock-R6	$68	0.001%
Intermediate-Term Bond-Retail	$740,054	0.038%
Intermediate-Term Bond-Institutional	$710,025	0.036%
Intermediate-Term Bond-Adviser	$20,857	0.034%
Intermediate-Term Bond-R6	$637	0.013%
Science & Technology-Retail	$(208,443)	-0.017%
Science & Technology-Adviser	$(31,205)	-0.027%
Short-Term Bond-Retail	$593,413	0.047%
Short-Term Bond-Institutional	$805,774	0.041%
Short-Term Bond-Adviser	$-	0.000%
Short-Term Bond-R6	$829	0.016%
Small Cap Stock-Retail	$(271,602)	-0.039%

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Small Cap Stock-Institutional	$(319,342)	-0.034%
Value-Retail	$-	0.000%
Value-Institutional	$-	0.000%
Value-Adviser	$-	0.000%

FYE 12/31/2018
Ultra Short-Term Bond-Retail	$12,396	0.004%
Ultra Short-Term Bond-Institutional	$(1,222)	-0.020%
Ultra Short-Term Bond-R6	$(17)	0.000%

The Board was apprised that, absent interpretive guidance from the Staff that would permit performance fee adjustments to continue uninterrupted, there would be no performance adjustments for an initial 12- month period and any actual subsequent performance adjustments could differ from what might have been had the Existing Management Agreements not been terminated. This information was among the information provided to the Board in connection with its consideration of the New Advisory Agreement.

9.Comment: On page 12 of the Proxy Statement, please consider providing additional disclosure explaining how the fulcrum fee works so that investors can better understand the performance adjustment related disclosures you provide.

Response: The following current disclosure has been deleted and replaced with the new disclosure set forth below:

Current disclosure: "Currently, the performance adjustment is calculated on a class-by-class basis for each Fund by adding to, or subtracting from, the base fee depending upon the performance of each share class relative to the designated performance fee benchmark index. The performance adjustment will continue to be calculated in the same manner under the New Advisory Agreement."

New disclosure: "Currently, the performance adjustment is calculated on a monthly basis and class-by-class basis for each applicable Fund and is added to or subtracted from the base fee depending upon the performance of each share class relative to the performance of a designated performance fee benchmark index over the performance period. The performance period for each share class consists of the current month plus the previous 35 months. A class will pay, for instance, a positive performance fee adjustment for a performance period whenever the class outperforms the designated index over that period, even if the class had overall negative returns during the performance period. See each Fund's prospectus for additional information on the performance adjustment, including the calculation and designated index. The performance adjustment will continue to be calculated in the same manner under the New Advisory Agreement, except that the performance period will reset to zero upon effectiveness of the New Advisory

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Agreement and no performance adjustment (positive or negative) will be made to the amount payable to Victory Capital for the first 12 months under the Agreement.

10.Comment: On page 12 of the Proxy Statement, we note your disclosure that the New Advisory Agreement "permits (1) calculation and application of the performance adjustment on a class-by-class basis or (2) the designation of a single share class of a Fund for purposes of calculating the performance adjustment." Please advise when this designation is made and the circumstances under which a re- designation would be permissible.

Response: For existing share classes of each Fund, calculation and application of the performance adjustment has been and will continue to be made on a class-by-class basis. A re-designation may be made only upon approval by the Board.

When a new share class is added to a Fund in the future, a designation or re-designation will be made at that time by the Board after considering the appropriate factors and consistent with Rule 18f-3 under the 1940 Act. That rule establishes a framework for a fund's issuance of multiple classes of shares and explicitly permits different classes of a fund to pay different advisory fees to the extent that any difference in amount paid is the result of the application of the same performance fee provisions in the fund's advisory contract to the different investment performance of each class.

11.Comment: In connection with page 13 of the Proxy Statement, please advise whether AMCO will receive any recoupment of any previously waived fees in connection with the Transaction. If so, please tell us the amounts and circumstances.

Response: Neither AMCO nor Victory Capital will seek recoupment of any previously waived fees in connection with the Transaction.

12.Comment: In connection with page 13 of the Proxy Statement, please tell us whether the change between Texas and Delaware law results in any material changes to, or diminution of, shareholder rights. If so, please discuss changes and consequences.

Response: The Proxy Statement discloses that the New Advisory Agreement designates Delaware law as the governing law under the New Advisory Agreement, rather than Texas law, which is the governing law under the Existing Management Agreements. We note that both the New Advisory Agreement and the Existing Management Agreements set forth the rights and obligations of only the parties thereto, which in each case are the Trust and the adviser and do not include shareholders of the Trust. Accordingly, the change

Mr. Jay Williamson

U.S. Securities and Exchange Commission

to Delaware law as the governing law would not affect shareholder rights, as shareholders are not parties to or third-party beneficiaries of either the New Advisory Agreement or the Existing Management Agreements.

13.Comment: We note your statement that the Existing Management Agreements identify services and facilities provided by AMCO as expenses borne by AMCO while the New Advisory Agreement explicitly identifies only subadvisory arrangements as an expense of Victory Capital. Please tell us what this means in practical terms. If this is likely to increase fund expenses to a material extent, please disclose this fact and quantify the amounts, as applicable.

Response: The difference in language is not expected to result in a material increase in fund expenses. Victory Capital is expected to furnish similar services and facilities at its own expense. Both agreements explicitly provide that subadvisory fees are an adviser expense.

14.Comment: On page 20 of the Proxy Statement, we note your statement that "AMCO and Victory Capital have represented to the Board their intent not to impose an unfair burden on the Funds for so long as the requirements of Section 15(f) apply." Please revise the Board considerations disclosure to discuss the factors the Board considered in determining that the transaction did not impose an unfair burden. In this regard, it's unclear why simply relying on the representation of an adviser is sufficient for the Board to fulfill its fiduciary duties.

Response: As discussed in our response to Comment 4 above, we do not believe that Section 15(f) imposes any duty on the Trust or the Board. However, in response to your comment, the following has been added as the penultimate sentence in the section "Fees to be paid to Victory Capital and expenses of the Funds":

The Board concluded that the retention of Victory Capital was unlikely to impose an unfair burden on the Funds' because after the Transaction, none of AMCO, Victory Capital, VCA, or any of their respective affiliates, would be entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of the Funds (other than ordinary fees for bona fide principal underwriting services), or (ii) from the Funds or their shareholders for other than bona fide investment advisory or other services.

15.Comment: On page 21 of the Proxy Statement, we note that the statement "[a]ssuming that Proposal 2 is approved by the shareholders of the Trust, the same eight Board members would continue to

Mr. Jay Williamson

U.S. Securities and Exchange Commission

oversee the Trust in addition to the two newly elected Trustees." The Purchase Agreement appears to provide for the resignation of certain Trustees. Please advise or revise as appropriate.

Response: The Purchase Agreement obligates AMCO to use its reasonable best efforts to accept the resignation of certain Trustees. The Board determined that no Trustees would resign and the parties to the Purchase Agreement consider the obligation met. Therefore, all eight current Trustees will remain Trustees.

16.Comment: Under Factors Considered in Approving the New Advisory Agreement, you list a variety of items the Board considered, but do not include what the board thought about each item considered or how it factored into its decision. Please review Item 22c-11 of Schedule 14a and revise as appropriate.

Response: As stated in the introductory sentence to "Factors Considered in Approving the New Advisory Agreement," the bullet point items are intended to summarize material information that Victory Capital and AMCO provided to the Board in connection with its consideration of the New Advisory Agreement. The information required by Item 22c-11 of Schedule 14a follows the bullet points under the subheadings "The nature, extent and quality of services expected to be provided by Victory Capital," "Performance of the Funds," "Fees to be paid by Victory Capital and the expenses of the Funds," "The extent to which Victory Capital may realize economies of scale as the Funds grow larger and whether fee levels reflect these economies of scale for the benefit of Fund shareholders," "The profits to be realized by Victory Capital and its affiliates from their relationship with the Trust," and "Fall-Out and other benefits to Victory Capital and its affiliates." As required by Item 22c-11, these sections discuss in reasonable detail the material factors and the conclusions with respect thereto that form the basis for the recommendation by the Board to shareholders to approve the New Advisory Agreement. Accordingly, we do not believe that further revisions to the discussion of the Board's considerations in approving the New Advisory Agreement are required, except that we have added the following disclosure below:

•As the third and fourth to last sentences of "Fees to be paid to Victory Capital and expenses of the Funds":

The Board also considered a comparison of the proposed advisory fees to be paid by each Fund to the advisory fees paid by funds and other accounts managed by Victory Capital deemed to be comparable to the Fund in terms of investment objectives and strategies. The Board considered that, with few exceptions, mostly involving weighted average fees for separate accounts, the advisory fees to be paid by the Funds were lower than the fees paid by these other funds and accounts.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

•As the penultimate sentence of "Fall-Out and other benefits to Victory Capital and its affiliates," "Victory Capital would also be able to use trading commission credits from the Funds' transactions in securities to "purchase" third party research and execution services to support its investment process."

17.Comment: On page 39 of the Proxy Statement, you disclosed that "[t]he Board considered Victory Capital's financial condition, including the financing of the Transaction, and noted that Victory Capital is expected to be able to provide a high level of service to the Funds and continuously invest and re-invest in its business" and that it included areas of risk management and cybersecurity. Please expand upon this statement to address the information reviewed and considered by the Board in reaching its conclusion that Victory Capital's financial condition post-Transaction would not prevent it from providing a high level of service to the Funds.

Response: The Board requested and received information reasonably necessary to assess the financial condition of Victory Capital, which included its parent company's audited financial statements. The Board also reviewed information related to Victory Capital's risk management and cybersecurity, including relevant policies and procedures. We believe the relevant information provided in the Proxy Statement is appropriate.

18.Comment: We note your statement that "the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. The persons named as proxies will vote in favor of any proposal to adjourn the Meeting under the foregoing circumstances." The proposal to solicit additional proxies is substantive and discretion authority is unavailable under Rule 14-a4 under the 1934 Act. To the extent proxies are being solicited for the adjournment of the Meeting, please revise your disclosure and proxy card accordingly. The proxy card should include an additional voting box so that shareholders can vote on the adjournment to solicit additional proxies.

Response: The Trust respectfully disagrees. The SEC has expressly stated that investment company management may decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management's fiduciary duty to shareholders. See Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the "Adjournment Release"). The Trust represents that the persons named as proxies will evaluate any proposed adjournments consistent with the SEC's guidance in the Adjournment Release, as described in the Proxy Statement.

Additionally, Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. Matters relating to the adjournment of a shareholder meeting are governed by state law. Consistent with the Delaware Statutory Trust Act Section 3806(b)(5), the Trust's

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Declaration of Trust permits any shareholder meeting to be adjourned for any lawful purpose, whether or not a quorum is present.

We are aware of no precedent suggesting adjournments are excluded from "matters incident to the conduct of the meeting" under Rule 14a-4(c)(7). Conversely, the Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within fund management's discretionary authority when voting proxies. Accordingly, the Trust believes that adjournments are not prohibited by Rule 14a-4(d)(4) because they are matters covered by Rule 14a-4(c)(7).

As a result, any adjournments made pursuant to the Proxy Statement will be consistent with Rule 14a-4.

19.Comment: In connection with page 45 of the Proxy Statement, please confirm that you have reviewed your records for incoming shareholder proposals and concluded that there are no other matters required to be presented in the Proxy Statement.

Response: We reviewed our records for incoming shareholder proposals and concluded that there are no matters required to be presented in the Proxy Statement.

20.Comment: The table in Appendix B appears inconsistent with its header. Please revise or advise as appropriate.

Response: The table and information in Appendix B has been replaced as follows:

Victory Capital Management Inc. ("Victory Capital") is a wholly-owned subsidiary of Victory Capital Operating, LLC, which is a wholly-owned subsidiary of VCH Holdings, LLC, which is a wholly-owned subsidiary of Victory Capital Holdings, Inc. ("VCH"), a publicly traded Delaware corporation.

Effective March 1, 2019, the principal executive officers and directors of Victory Capital are as follows:

David C. Brown	Director, Chairman, and Chief Executive Officer
Kelly S. Cliff	Director and President, Investment Franchises
Michael D. Policarpo, II	Director, President, Chief Financial Officer, and
Chief Administrative Officer
Nina Gupta	Director, Chief Legal Officer, and Secretary

The principal business address of the foregoing entities and individuals is 4900 Tiedeman Road, 4th Floor, Brooklyn, Ohio 44144.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

We believe that this information fully responds to all of your comments. Please call me at (210) 456-

5701 if you have any questions or comments.

Sincerely,

USAA Mutual Fund Trust

By: /s/ Seba Kurian

_____________________

Seba Kurian, Esq.

Assistant Secretary of the Trust

CC:Seba Kurian, Esq., USAA Asset Management Company Mark Amorosi, Esq., K&L Gates